As filed with the Securities and Exchange Commission on January 24, 2000
                                             Securities Act File No. 005-40757
                                      Investment Company Act File No. 811-5870





                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                               ----------------

                                SCHEDULE 13E-4
                         ISSUER TENDER OFFER STATEMENT
                     (Pursuant to Section 13(e)(1) of the
                       Securities Exchange Act of 1934)

                                AMENDMENT NO. 1

                 MERRILL LYNCH SENIOR FLOATING RATE FUND, INC.
                               (Name of Issuer)

                 MERRILL LYNCH SENIOR FLOATING RATE FUND, INC.
                     (Name of Person(s) Filing Statement)

               Shares of Common Stock, Par Value $0.10 per share
                        (Title of Class of Securities)

                                  59019R 10 5
                     (CUSIP Number of Class of Securities)

                                Terry K. Glenn
                 Merrill Lynch Senior Floating Rate Fund, Inc.
                            800 Scudders Mill Road
                         Plainsboro, New Jersey 08536
                                (609) 282-2800
          (Name, Address and Telephone Number of Person Authorized to
  Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                  Copies to:

Thomas R. Smith, Jr., Esq.                Bradley J. Lucido, Esq.
Brown & Wood LLP                          Merrill Lynch Asset Management, L.P.
One World Trade Center                    P.O. Box 9011
New York, New York  10048-0557            Princeton, New Jersey  08543-9011


                               December 17, 1999
                      (Date Tender Offer First Published
                      Sent or Given to Security Holders)

         This Amendment No. 1 to the Issuer Tender Offer Statement on Schedule 13E-4 of Merrill Lynch Senior Floating Rate Fund, Inc. (the "Fund") relating to an offer to purchase (the "Offer") of the Fund's shares of common stock, par value $0.10 per share (the "Shares") and originally filed with the Securities and Exchange Commission on December 17, 1999 constitutes the final amendment pursuant to Rule 13e-4(c)(3) under the Securities Exchange Act of 1934 (the "Exchange Act") and General Instruction D of Schedule 13E-4.

         The Offer terminated at 12:00 midnight, New York time, on January 18, 1999 (the "Expiration Date"). Pursuant to the Offer, 22,285,467.289 Shares were tendered, all of which were accepted by the Fund for repurchase at a net asset value of $ 9.65 per share, as determined as of the close of the New York Stock Exchange on the Expiration Date, for an aggregate purchase price of $215,054,759.34.

                                   SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MERRILL LYNCH SENIOR FLOATING RATE FUND, INC.



January 24, 2000                   By   /s/ Terry K. Glenn
                                   --------------------------------
                                   (Terry K. Glenn, President)